SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June 2005

                                 STRATABASE INC.
                               (Registrant's Name)


                 34595 3rd Avenue, #101, Abbotsford, BC, Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                 Yes       No   x
                                                    ------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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         The Registrant will hold an Annual General and Special Meeting of
Shareholders on June 29, 2005 at 10:00 a.m. (Pacific Time) at the Registrant's offices in Abbotsford, British Columbia, Canada. In connection with the meeting, on or about June 8, 2005, the Registrant mailed to shareholders a (i) Notice of Annual General and Special Meeting of Shareholders, (ii) Management Proxy Circular and (iii) Proxy form. Attached hereto as Exhibits 1, 2 and 3 are, respectively, the Notice of Annual General and Special Meeting of Shareholders, the Management Proxy Circular and the Proxy form.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                STRATABASE INC.



Date:  June 9, 2005                   By:      /s/ Trevor Newton
                                             -----------------------------------
                                                Trevor Newton
                                                President





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